UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  July 30, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____              Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: July 30, 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: July 30, 2012
12-32-TR

Teck Announces Notes Offering

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today that it has commenced an offering of senior notes, expected to price later today.

The senior notes will be guaranteed by Teck Metals Ltd. and will rank pari passu with Teck’s other senior unsecured debt. Teck intends to use the net proceeds, in addition to cash on hand, to fund the redemption of all of its outstanding 10.25% senior notes due 2016 (“2016 Notes”) in the third quarter of 2012 and for general corporate purposes, including the retirement or redemption from time to time of additional indebtedness. Teck currently expects that additional indebtedness to include all, or part of, amounts due on maturity of its 7.00% notes due September 2012 (“2012 Notes”) and amounts payable on redemption of all of its 10.75% senior notes due 2019 (“2019 Notes”), which Teck currently expects to redeem in the fourth quarter of 2012. Net proceeds not used to retire or redeem indebtedness may be used for other general corporate purposes, including capital expenditures, share repurchases or as general working capital. Approximately US$659.5 million of 2016 Notes, US$200 million of 2012 Notes and US$521.3 million of 2019 Notes are outstanding.

The senior notes are being offered via an underwritten public offering in the United States pursuant to an effective shelf registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission.

This news release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. A copy of the prospectus and related prospectus supplement may be obtained by visiting the SEC's website at www.sec.gov or by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322 (toll-free), Citigroup Global Markets Inc. at (877) 858-5407 (toll-free), J.P. Morgan Securities LLC at (212) 834-4533 (collect), Goldman, Sachs & Co. at (866) 471-2526 (toll-free), Morgan Stanley & Co. LLC at (866) 718-1649 (toll-free) or RBC Capital Markets, LLC at (866) 375-6829 (toll-free).

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning the expected timing of pricing of the offering of notes, the intended use of proceeds, the redemption of the 2016 Notes, the expectation of the redemption of the 2019 Notes, including whether or not the redemption of 2019 Notes will occur and the timing of, and amount of 2019 Notes to be redeemed, if the redemption does occur.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, risks relating to conditions in financial markets that affect the ability to complete an offering of the notes or the use of proceeds for redemption of the 2016 Notes and as otherwise described and, with respect to the anticipated redemption of the 2019 Notes, conditions to the redemption being satisfied, no financial market conditions affecting the ability to commence a redemption and no determination by Teck to retain the funds or redirect the funds necessary for the redemption. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact:
Marcia Smith
Senior Vice President, Sustainability and External Affairs
Tel. 604.699.4616
marcia.smith@teck.com

Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
Tel. 604.699.4014
greg.waller@teck.com